EXHIBIT 99.76

Mercator Financial Results for the Year ended December 31, 2009
(Stated in US Dollars unless otherwise indicated)

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia: April 1, 2010, – Mercator Minerals Ltd. has released its financial results for the year ended December 31, 2009, which are available on SEDAR and the Company’s website.

“2009 was a milestone year for Mercator,” stated Michael L. Surratt, President and CEO. “We completed the construction and commenced operating Phase 1 at Mineral Park, acquired a major copper project with a full feasibility study that has increased our copper reserves by 113% with only 7% share dilution, completed phase 1.5, and ended a year that saw one of the worst economic down turns in history with over $62 million in the bank. Subsequent to year end we accepted commitments from 4 major international banks for $130 million to redeem the Companies outstanding 11.5% senior secured notes.Even though the mill commenced operations in April and had a challenging start up, Mineral Park sold more than 28.8 million pounds of copper, 1.6 million pounds of moly and 150,000 oz. of silver in 2009. With increasing production, growth from Phase 2 and the development of the El Pilar project, Mercator’s future looks brighter than ever.”

After interest payments of $14.12 million ($13.8 million in interest paid on the 11.5% senior secured notes (the “Notes”) issued by the Company in 2007) and $16.44 million in non-cash items including accretion, amortization and stock based compensation (2008 $7.68 million), the Company recorded a net loss of $17.58 million or $0.13 per share, compared with a net loss of $28.33 million ($0.38 per share) for 2008. Mercator spent $39.2 million in capital in 2009, to substantially increase copper production and to start molybdenum production at its Mineral Park Mine.

Financial Highlights for the Year ended December 31, 2009

•
Sold 24.1 million pounds of copper in concentrates, 4.4 million pounds of cathode copper, 1.6 million pounds of molybdenum in concentrates; 150,000 ounces of silver compared to 10.6 million pounds of cathode copper in 2008 (The Company did not produce any copper, molybdenum or silver in concentrates in 2008);

•	Revenue of $88.697 million in 2009 compared with revenue of $29.178 million in 2008

•
For the year ended December 31, 2009, the Company reported a net loss of $17.58 million ($0.13 per share) compared with a net loss of $28.33 million ($0. 38 per share), for the corresponding period in 2008;

•	Assets of $376.45 million for the year ended December 31, 2008 (2008 - $249.16 million);

•
Cash and cash equivalents on hand at December 31, 2009 of $62.19 million as compared to $3.0 million for the year ended December 31, 2008, and working capital of $40.95 million at December 31, 2009 as compared to a working capital deficit of $25.35 million, for the corresponding period in 2008;

•
Subsequent to December 31, 2009, the Company accepted commitments from a group of lenders for credit facilities totaling $130 million. The facilities are comprised of a $100 million term loan with a one year grace period and a five year amortization and a $30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the lenders’ discretion and will be secured by the assets of Mineral Park Inc., a guarantee provided by Mineral Park Holdings Ltd. and subject to completion of loan and security documentation and customary conditions precedent to closing. Upon closing, the proceeds will be used to redeem the outstanding Notes.

•
Subsequent to December 31, 2009, in respect of the Notes, it was determined that the Company’s earnings before interest, taxes, depreciation and amortization (EBITDA), which included the non cash charges for stock based compensation as an expense, exceeded the interest expenses for the Notes for the quarter ended December 31, 2009. Accordingly, the Company has reclassified $30 million of the Notes as a current liability as at December 31, 2009, representing a pre-payment obligation to the Noteholders due in respect of that quarter.The Company intends to use the credit facilities, when closed, to fund the pre-payment obligation or replace any cash on hand used to fund the pre-payment obligation.

All financial information contained herein should be read in conjunction with the Company's Management Discussion and Analysis and audited financial statements for the years ended December 31, 2009 and 2008 and related notes thereto available under the Company's profile on www.sedar.com.

Gary Simmerman, BSc, Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the technical information contained in this release.

Mercator Minerals Ltd.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt, President

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining- milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

For further information, please contact: Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661; Fax: (604) 960-9661; Email: mleblanc@mercatorminerals.com.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the completion of the transaction, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward- looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.